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                           [NEXTRON, INC. LETTERHEAD]


February 22, 2001

VIA EDGAR

Maria Gabriela Bianchini
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Nextron Communications, Inc.
    Form S-1, Second Amendment filed December 20, 2000
    File No. 333-47566

Dear Ms. Bianchini:

In accordance with Rule 477 promulgated under the Securities Act of 1933, Nextron Communications, Inc. ("Nextron") hereby files this application to withdraw its Registration Statement filed on form S-1, as amended, December 20, 2000. The original filing under File No. 333-47566 occurred on October 6, 2000, and it was first amended on November 6, 2000.

After due consideration of the current market conditions, Nextron has determined not to go forward with the public offering contemplated by the Registration Statement. There has not been a sale or issuance of Nextron Common Stock pursuant to this Registration Statement.

Nextron hereby respectfully requests that an order granting this withdrawal be issued by the United States Securities and Exchange commission as soon as possible.

Sincerely,

Nextron Communications, Inc.

/s/ Jeffrey M. Tablak
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by: Jeffrey M. Tablak, Chief Executive Officer

cc:  Arman Pahlavan, Esq.
     Allison L. Tilley, Esq.
     N. Jeffrey Klauder, Esq.